# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Can-Fite BioPharma Ltd., CIK 0001536196
CUSIP: 13471N300
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 26 BEN GURION STREET, Ramat Gan, Israel (L3), 5257346
Date of event which requires filing of this statement: 04/22/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001641172-25-005054
Filed by CIK 0002052389

## Reporting persons
- Orca Capital AG: type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); sole voting power 157,382,700; shared voting power 0; sole dispositive power 157,382,700; shared dispositive power 0; aggregate amount beneficially owned 157,382,700 (4.1% of the class)
  Comment: All ownership percentages set forth in this Schedule 13G are calculated based upon an aggregate of 3,855,926,493 Ordinary Shares outstanding immediately after giving effect to the completion of the Issuer's registered offering as described in the Issuer's Prospectus Supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on April 15, 2025.

## Item 1. Issuer
Name of issuer: Can-Fite BioPharma Ltd.
Address of issuer's principal executive offices: 26 Ben Gurion St. Ramat Gan 5257346 Israel

## Item 2. Person Filing
Name of person filing: Orca Capital AG
Address of principal business office or, if none, residence: Sperlring 2 85276 Hettenshausen Deutschland
Citizenship: Germany

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 157,382,700
Percent of class: 4.1%
Sole power to vote or to direct the vote: 157,382,700
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 157,382,700
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Orca Capital AG: /s/ Thomas Konig, Thomas Konig/Director (04/23/2025)